# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MONRO, INC., CIK 0000876427
CUSIP: 610236101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 295 WOODCLIFF DRIVE, SUITE 202, FAIRPORT, New York (NY), 14450
Date of event which requires filing of this statement: 11/06/2025
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn COO, Icahn Capital LP, 16690 Collins Avenue, PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- Icahn Enterprises L.P. (CIK 0000813762): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 5,078,573; shared voting power 0; sole dispositive power 5,078,573; shared dispositive power 0; aggregate amount beneficially owned 5,078,573 (16.92% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 5,078,573; shared voting power 0; sole dispositive power 5,078,573; shared dispositive power 0; aggregate amount beneficially owned 5,078,573 (16.92% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MONRO, INC.
Address of issuer's principal executive offices: 295 WOODCLIFF DRIVE, SUITE 202, FAIRPORT, New York (NY), 14450
Comment: This statement constitutes Amendment No.1 to the Schedule 13D relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Monro, Inc., a New York corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on November 5, 2025 (the "Initial 13D"), on behalf of the Reporting Persons (as defined in Item 2 to the Initial 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Initial 13D.

## Item 2. Identity and Background
Name of person filing: The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,078,573 shares of the Common Stock, representing approximately 16.92% of the Issuer's outstanding shares of the Common Stock based upon the 30,019,660 of the Common Stock stated to be outstanding by the Issuer on October 17, 2025, in the Issuer's Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on October 29, 2025.
Residence or business address: For purposes of this Schedule 13D, each of the Reporting Persons may be deemed to have voting and dispositive power with respect to all of the shares of the Common Stock reported in this Schedule 13D.
Present principal occupation or employment:
Since the filing of the Initial 13D, the Reporting Persons effected the following transactions in the shares of the Common Stock. All such transactions were purchases of shares of the Common Stock in open market transactions at the prices per share noted below including commissions paid.

Date of Transaction Number of Securities Price Per Share ($)
10/5/2025 108,270 $17.23
10/6/2025 428,967 $17.40
10/7/2025 101,422 $17.48

## Signatures
- Icahn Enterprises L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer and Secretary (11/07/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (11/07/2025)